
July 3, 2013

Via Email
Jonathan Kennedy
Senior Vice President Finance
 and Chief Financial Officer
Natus Medical Incorporated
1501 Industrial Road
San Carlos, CA 94070

> **Re:**   **Natus Medical Incorporated**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed April 10, 2013**
> **File No. 000-33001**

Dear Mr. Kennedy:

We have reviewed your letter dated June 20, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2102

Note 16 – Segment, Customer and Geographic Information, page F-35

1.   We note from your response to prior 3 that you do not consider your product families to be separate operating segments. We further note that your Neurology and Newborn Care product families each have a separate Vice President and General Manager. Please explain to us how the performance of these individuals is evaluated. Explain to us if there are any additional reports or other factors your CODM relies on in evaluating the performance of the respective Vice Presidents.

2.   Please revise future filings to provide the disclosures required by FASB ASC 280-10-50-40.

        You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

                                        Sincerely,

                                        /s/ Kevin L. Vaughn

                                        Kevin L. Vaughn
                                        Accounting Branch Chief